UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Expion360 Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30218B100

(CUSIP Number)

January 16, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS John Henry Yozamp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,727,182 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,727,182 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,182 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.9% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The number of shares of common stock, par value $0.001 per share ("Common Stock") of Expion360 Inc. (the "Issuer") shown as beneficially owned by the Reporting Person consists of: (i) 1,477,182 shares of Common Stock owned directly by the Reporting Person, and (ii) 250,000 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days.

(2) A Form 8-A was filed by the Issuer on March 31, 2022 (the “Registration Date”), which registered the Common Stock pursuant to the Act. A Schedule 13G reporting the Reporting Person’s beneficial ownership of the Common Stock was required to be filed in connection with the filing of the Form 8-A, but was not filed timely due to an administrative error. This Schedule 13G is being filed to report the Reporting Person’s beneficial ownership of the Common Stock as of the “Date of Event” reflected on the cover page. The Reporting Person’s beneficial ownership of the Common Stock as of the Registration Date was correctly reported in the Form S-1 relating to the Issuer’s initial public offering of Common Stock.

(3) The percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person is based on 6,986,409 shares of the Issuer’s Common Stock outstanding as of January 12, 2024, as reported in the Issuer’s Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission on January 23, 2024.

Item 1.

(a)	Name of Issuer Expion360 Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices
The Issuer’s principal executive offices are located at 2025 SW Deerhound Avenue, Redmond, Oregon 97756.

Item 2.

(a)	Name of Person Filing This Schedule 13G is filed on behalf of John Henry Yozamp, an individual (the “Reporting Person”).

(b)	Address of the Principal Office or, if none, residence The Reporting Person’s residential address is 5069 East River Place, Post Falls, Idaho 83854.

(c)	Citizenship The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities The title of the class of securities to which this Schedule 13G relates is Common Stock.

(e)	CUSIP Number The Issuer’s CUSIP number is 30218B100.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
John Henry Yozamp	1,727,182 (1)	23.9% (2)	1,727,182 (1)	0	1,727,182 (1)	0

(1) The Reporting Person has sole power to vote and dispose of the shares beneficially owned by the Reporting Person, which consists of: (i) 1,477,182 shares of Common Stock owned directly by the Reporting Person, and (ii) 250,000 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days.

(2) The ownership percentage reported is based on 6,986,409 shares of Common Stock outstanding as of January 12, 2024, as reported in the Issuer’s Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission on January 23, 2024.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

/s/John Henry Yozamp John Henry Yozamp